Exhibit 99.1

Company announcement — No. 11 / 2018

Zealand’s Annual General Meeting in 2018

Copenhagen, April 19, 2018 - Today, Zealand Pharma A/S (Zealand) (CVR-no. 20 04 50 78) held its Annual General Meeting in 2018 at the offices of Plesner Advokatpartnerselskab, Amerika Plads 37, 2100 Copenhagen Ø, Denmark. At the meeting, all proposals presented to the General Meeting were adopted.

The General Meeting acknowledged management’s report on Zealand’s activities in the past financial year and Zealand’s audited Annual Report for 2017 was approved. The meeting also approved the financial result for 2017, i.e. a loss of DKK 272,270,743 would be carried forward to the next financial year.

All incumbent members standing for re-election. were re-elected. In addition, the nomination committee proposed election of a new board member, Kirsten Dreyer, and her election was confirmed. Zealand’s Board of Directors now comprises:

•                  Rosemary Crane

•                  Catherine Moukheibir

•                  Alain Munoz

•                  Martin Nicklasson

•                  Michael J. Owen

•                  Kirsten Dreyer

•                  Jens Peter Stenvang (employee elected)

•                  Hanne Heidenheim Bak (employee elected)

After the Annual General Meeting, the Board of Directors constituted itself with Martin Nicklasson continuing as Chairman. The Audit Committee will comprise Catherine Moukheibir, Martin Nicklasson and Rosemary Crane, with Catherine Moukheibir chairing the Committee.

Martin Nicklasson, Michael J. Owen and Alain Munoz, with Martin Nicklasson as Chairman, will comprise the Remuneration Committee.

Deloitte Statsautoriseret Revisionspartnerselskab was re-elected as the company’s auditor as proposed by the Board of Directors.

The Board of Directors were authorized to allow the company to acquire, in the period until the next Annual General Meeting, treasury shares directly and/or acquire American Depositary shares for a nominal value of up to 10% of Zealand’s share capital from time to time.

Zealand’s updated Remuneration Policy as well as the updated Overall Guidelines for Incentive Pay to the Executive Management were approved as proposed by the Board of Directors.

The fees to the Board of Directors for the financial year 2018 were approved in accordance with the Remuneration Policy of the Company.

The proposal by the Board of Directors to dissolve the Shareholder Nomination Committee, including proposal to delete Section 15 of the Company’s Articles of Association were approved. Martin Nicklasson will be Chairman of the new Nomination Committee.

The updated Articles of Association were approved including the proposal regarding the maximum number of new shares which the Board of Directors is authorized to issue at market price and without pre-emption rights for the company’s existing shareholders. The authorization covers the issuance of up to nominally 20% of the share capital of the Company.

For further information, please contact:

Britt Meelby Jensen, President and Chief Executive Officer
Tel: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and CFO

Tel: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Zealand has a portfolio of medicines and product candidates under license collaborations with Sanofi and Boehringer Ingelheim, and a pipeline of internal product candidates focusing on specialty gastrointestinal and metabolic diseases.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.